

June 3, 2011

Via U.S. Mail

Dr. Ernst Volgenau
c/o SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

      Re: **SRA International, Inc.**
               Amendment No. 1 to Schedule 13E-3
               Filed by SRA International, Inc.; Sterling Holdco Inc. and affiliates;
               Providence Equity Partners VI L.L.C. and affiliates; and Ernst Volgenau
               and affiliates on May 23, 2011
               File No. 005-78832
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed on May 23, 2011
               File No. 001-31334

Dear Dr. Volgenau:

      We have reviewed your amended filings and have the following comments.

Schedule 13E-3

General

1.   We note your response to comment 4 of our prior letter. With respect to the voting
agreement, please provide a more detailed analysis as to why you believe that
Dr. Volgenau did not incur a Schedule 13D filing obligation as a result of the voting
agreement. Refer to Question 101.03 of the Compliance and Disclosure Interpretations
relating to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial
Ownership Reporting.

Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 17

2.   We note your response to comment 14 of our prior letter. Given that the June 2010 and
October 2010 financial forecasts were provided to Providence, please disclose these

forecasts in your proxy statement. You may indicate that the forecasts were superseded by later forecasts in March 2011.

Recommendation of Our Board of Directors and Special Committee…, page 28

3.   We note the disclosure that you have added in response to comment 16 of our prior letter. Please clarify why the special committee considered it an advantage to unaffiliated securityholders that Dr. Volgenau had no material restrictions on his ability to invest with any third party. As requested, please also tell us, with a view towards revised disclosure, whether the board of directors considered it a detriment to the transaction that Dr. Volgenau may have been unwilling to sell the company to other parties.

Prospective Financial Information, page 49

4.   We note your response to comment 22 of our prior letter. We believe that Rule 100(d) of Regulation G is inapplicable to the projections in question, given that you provided these projections to the Providence Entities. Please provide the disclosures required by Regulation G, or cite to the authority upon which you rely in not providing this information.

Annex E

5.   Please disclose the country of citizenship of Ms. Sara Volgenau. See Item 1003(c)(5) of Regulation M-A.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                Sincerely,

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via facsimile: (202) 879-5200
        Alexander D. Fine, Esq.
        Kirkland & Ellis LLP